================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY, 2004

                         Commission File Number 1-15114


               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)


____  1.    Press Release dated July 7, 2004

____  2.    Annual Report for the fiscal year ended March 31, 2004 which contains the Audited Financial Statements for the fiscal year ended
            March 31, 2004 and Management Discussion & Analysis

____  3.    Notice of Meeting dated July 14, 2004

____  4.    Information Circular dated July 14, 2004

____  5.    Form of Proxy

____  6.    Annual Return Card

____  7.    Confirmation of Mailing dated July 19, 2004

____  8.    ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By:   "Primo Podorieszach" (signed)
      ---------------------------------------
Primo Podorieszach
President, Chief Executive Officer & Director

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745


                            NEW DIRECTOR APPOINTMENT

Calgary, Alberta, Canada, July 7, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) ("Anthony Clark") is pleased to announce the appointment of Ms. Patti Runnalls to the Corporation's Board of Directors.

Ms. Runnalls is a Chartered Accountant and Controller of Onyx Energy Inc. Ms. Runnalls has extensive knowledge and experience in the areas of finance, corporate strategy, and general business operations.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 21 general insurance brokerages and processes over US$53,000,000($70,000,000CDN) in insurance premiums for its 23,000 customers.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International             Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                  Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com


Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                  On behalf of
                                  ANTHONY CLARK INTERNATIONAL
                                  INSURANCE BROKERS LTD.


                                  Primo Podorieszach, C.E.O.

[PICTURE]
Controlled Acceleration

                                                                      [ACI Logo]
                                                     ANTHONY CLARK INTERNATIONAL
                                                          INSURANCE BROKERS LTD.

                                                              2004 Annual Report

[ACI Logo]
ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

                       The Corporation's head office and
                    principal business office is located at
                     Suite 355, 10333 Southport Road S.W.,
                           Calgary, Alberta, T2W 3X6.

                     The Corporation's registered office in
                             Alberta is located at
                      Suite 1200, 1015 - 4th Street S.W.,
                           Calgary, Alberta, T2R 1J4.


                                   [PICTURE]

COMPANY PROFILE

The Corporation is a General Insurance Brokerage and has been in the General Insurance business since 1989. It currently employs 89 people including Insurance Brokers and operates out of nine offices, seven located in the Province of Alberta, Canada and two in the State of California, USA. The Corporation has an experienced management team, services 23,000 customers and places its general insurance business (home, automobile and commercial insurance) with its 150 insurance carriers.

The Corporation's operations are highly automated and it strives to maintain an excellent reputation with its customers and the insurance carriers. Since its inception, the Corporation has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Corporation's overall business structure. To date, the Corporation has purchased 21 General Insurance Brokerages and has plans to acquire additional brokerages in both Canada and the United States.

TABLE OF CONTENTS

Highlights.....................................................................1

President's Report.............................................................2

Management's Discussion and Analysis...........................................4

Management's Responsibility for Financial Statements..........................18

Auditors' Report to Shareholders..............................................19

Consolidated Balance Sheets...................................................20

Consolidated Statements of Operations and Deficit.............................21

Consolidated Statements of Cash Flows.........................................22

Notes to Consolidated Financial Statements....................................23

Five Year Summary.............................................................38

Corporate Information.........................................................39


ANNUAL GENERAL MEETING

Annual General Meeting of
Anthony Clark International Insurance Brokers Ltd.
will be held on Monday August 16, 2004, at 10:00 a.m., in the Parkland Room
Best Western Hospitality Inn
135 Southland Drive SE
Calgary, Alberta, Canada

2004 HIGHLIGHTS

REVENUE INCREASED 44%
PROCESSED $52,500,000 IN PREMIUMS

YEAR ENDED MARCH 31                                       2004            2003
------------------------------------------------------------------------------
Revenue                                            $ 7,469,559       5,175,072
------------------------------------------------------------------------------
Earnings from operations (before legal
judgement) (1)                                     $   847,567         552,778
------------------------------------------------------------------------------
Earnings from operations (EBITDA) (2)              $   324,948         552,778
------------------------------------------------------------------------------
Total Assets                                       $17,742,305       8,662,278
------------------------------------------------------------------------------
Long Term Debt                                     $ 8,714,176          17,624
------------------------------------------------------------------------------
Shareholders' Equity                               $ 6,552,556       7,236,434
------------------------------------------------------------------------------
Cash and cash equivalents, end of year             $ 1,675,657       3,719,408
------------------------------------------------------------------------------
Working Capital                                    $ 1,929,318       3,910,863
------------------------------------------------------------------------------
Common Shares Outstanding at year end                7,955,153       7,692,055
------------------------------------------------------------------------------

(1) Before legal judgement, interest, taxes, depreciation and amortization. This earnings figure is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

(2) Before interest, taxes, depreciation and amortization. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

[BAR GRAPH - REVENUE]

PRESIDENT'S REPORT

TO OUR SHAREHOLDERS
REVIEW OF OPERATIONS

The Corporation generated earnings of $847,567 (2003 - $552,778) from operations before a legal judgment against the Corporation of $522,619 and before interest, depreciation and amortization (non-cash expenses) and income taxes (EBITDA) on increased overall revenues of approximately 44 percent. This revenue increase was primarily attributed to new acquisitions. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure as it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report.

NEW FINANCING OBTAINED

The Corporation has recently arranged two new financing lines of CDN$6,700,000(US$5,000,000), March 22, 2004 and CDN$10,090,000(US$7,500,000),
June 14, 2004 to be utilized primarily for United States acquisitions of general insurance brokerages.

BROKERAGE ACQUISITION ACTIVITY

The Corporation purchased two California brokerages in the fall of 2003. The full revenue effect of these acquisitions will be reflected in our next year's financial statements.

[PICTURE]      [PICTURE]      [PICTURE]

With the new financings arranged above, the Corporation expects to significantly increase revenues from new acquisitions.

INVESTOR RELATIONS ACTIVITY

We plan to continue with our investor relations program with the belief that our corporation's business strategy is an excellent one and needs to be effectively communicated to our shareholders and potential investors. The new financing arranged has positioned the Corporation for significant growth and accordingly, the Corporation expects the impact will be positively reflected in our share price.

OUTLOOK

The outlook for the Corporation and the insurance brokerage industry is very positive. The North American economy looks to be slowly improving, resulting in a growing asset base to insure. The Corporation is also looking to benefit from increased commissions in both the US and Canada due to internal growth and increased revenues from new acquisitions.

The Corporation has a solid business model, an experienced management team and a successful track record of acquiring and profitably operating insurance brokerages, all key ingredients for success.

Thank you for your confidence and continuing support.

On behalf of the Board of Directors,

[SIGNATURE]

Primo Podorieszach
President and CEO
Anthony Clark International Insurance
Brokers Ltd.

July 12, 2004


[PICTURE]

ENSURING PEACE OF MIND

MANAGEMENT'S DISCUSSION AND ANALYSIS

[PICTURE]

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Corporation does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation, founded in 1989, has expanded through internal growth and acquisitions and processes over $70,000,000 (US$53,000,000) in insurance premiums for its 23,000 customers. The Corporation conducts its business in the United States through its wholly-owned subsidiary, Addison York Insurance Brokers Ltd. The Corporation operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated

[PICTURE]

2004 HIGHLIGHTS

o   October 2003 - Acquisition of Vista Insurance Brokers

o   November 2003 - Acquisition of Johns Insurance Brokers

o   February 2004 - Closing of the private placement, proceeds totaling $337,000

o March 2004 - Closing of $6.7 million (US$5.0 million) Oak Street debt financing

o June 2004 - Closing of $10.1 million (US$7.5 million) First Capital debt financing

RESULTS OF OPERATIONS

REVENUE

The Corporation's revenues have increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Corporation's revenues have increased to $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated and premium increases (approximately $656,000), a decrease in interest revenue (approximately $48,000), a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenue of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003.

Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation.

[BAR GRAPH - REVENUE]

EXPENSES

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Salaries and wages have increased to $3,165,924 for the year ended March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000).

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000).

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000), decrease in operating costs of the website and computer maintenance costs (approximately $36,000), and decrease in other expenses primarily related to acquisition identification (approximately $102,000).

General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and reduction in investor relation costs ($32,000).

Legal judgement expense of $522,619 was recorded in the year ended March 31, 2004. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. Subsequent to year-end, the Corporation reached a settlement for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

[PICTURE]

FOREIGN CURRENCY

Foreign exchange gain for the year ended March 31, 2004 was $66,446 against a loss of $37,172 in the year ended March 31, 2003. The gain resulted due to the strength of Canadian Dollar against the US Dollar.

Foreign currency loss increased to $37,172 for the year ended March 31, 2003 from $0 for the year ended March 31, 2002. The foreign currency loss resulted from the consolidation of the US subsidiary in the current year.

The accounts of integrated foreign operations were translated into Canadian dollars using the temporal method whereby monetary assets and liabilities were translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities were translated at historic rates. Revenues and expenses were translated at rates of exchange prevailing on the transaction dates. Translation gains and losses were recognized in earnings.

Effective March 22, 2004, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison obtaining significant debt financing during March 2004.

EARNINGS FROM OPERATIONS BEFORE LEGAL JUDGEMENT, INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION

The Corporation's earnings increased to $847,567 for the year ended March 31, 2004 from $552,778 for the year ended March 31, 2003 primarily due to increased new business commissions, the related increases in salaries and wages and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10.7% for the year ended March 31, 2003 to 11.3% for the year ended March 31, 2004.

This earnings measure is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is a major management performance indicator. This earnings measure is reconciled to Net Earnings on the five Year Summary page of the annual report.

[BAR GRAPH - EARNINGS FROM OPERATIONS (BEFORE LEGAL JUDGEMENT)]

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $324,948 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgement ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 4.4% for the year ended March 31, 2004.

The Corporation's earnings increased from $445,029 (EBITDA) for the year ended March 31, 2002 to $552,778 (EBITDA) for the year ended March 31, 2003 primarily due to increased new business commissions, the related increases in salaries and wages, and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it's a major management performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page of the annual report.

[BAR GRAPH - EARNINGS FROM OPERATIONS (EBITDA)]

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $878,528 for the year ended March 31, 2004 from $285,720 for the year ended March 31, 2003.


CANADIAN OPERATIONS                                                2004         2003
------------------------------------------------------------------------------------
Interest and financing costs on term loan repaid               $274,866     $      -
Interest and financing costs on long-term debt                        -       10,961
Interest on obligations under capital lease                       1,701        1,870
------------------------------------------------------------------------------------
                                                                276,567       12,831

US OPERATIONS
------------------------------------------------------------------------------------
Interest and financing costs on terminated debt financing       424,401      272,889
Interest and financing costs on long-term debt                  175,006            -
Interest on obligations under capital lease                       2,554            -
------------------------------------------------------------------------------------
                                                                601,961      272,889
------------------------------------------------------------------------------------
TOTAL INTEREST AND FINANCING COSTS                             $878,528     $285,720
------------------------------------------------------------------------------------

Total financing costs included above are $495,763 (2003 - $205,564)

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased to $491,495 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the web-site development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $207,284 (2003 - $0) relating to US acquisitions.

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $343,172 for the year ended March 31, 2002 primarily due to the write down of website development costs ($210,200), the change in accounting policy related to Business Combination, goodwill and other intangible assets, and the purchase adjustments part way through the prior year.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Corporation's key consolidated financial information for the last eight quarters.

                                                  2004                                                2003
---------------------------------------------------------------------------------------------------------------------------------
                                   Mar.        Dec.        Sept.       June            Mar.         Dec.       Sept.         June
---------------------------------------------------------------------------------------------------------------------------------
Revenues                      2,828,346   2,035,137    1,220,662  1,385,414       1,446,539    1,206,243   1,268,380    1,253,910
---------------------------------------------------------------------------------------------------------------------------------
EBITDA                          381,434     162,238     (463,452)   244,728         136,288       80,762      60,387      275,341
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)             (82,372)   (482,603)    (411,961)    44,039        (223,909)    (141,682)    (96,211)     106,001
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share
Basic and Diluted                 (0.01)      (0.06)       (0.05)     (0.01)          (0.03)       (0.02)      (0.01)        0.01
---------------------------------------------------------------------------------------------------------------------------------

o EBITDA is defined as Earnings before interest, taxes, and depreciation and amortization.

o EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page of the annual report.

o EBITDA loss in the September 2004 quarter, primarily related to the legal judgement ($515,000) expensed in that quarter.

[PICTURE]

CHANGES IN ACCOUNTING POLICIES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the options and the proceeds from exercise of the options are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options (see note 11, notes to the financial statements).

Effective April 1, 2004, the Corporation will be adopting the revised CICA Handbook Section 3870, which requires that a fair-value method of accounting, be applied to all stock-based compensation payments to both employees and non-employees.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $1,981,545 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($4,339,332) and goodwill ($4,408,879), long-term debt ($8,696,552)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $683,878, primarily due to an operating loss of $932,897, less net proceeds from a share issue of $314,006 and cumulative translation adjustment of $64,987.

The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities. Major items accounting for the reduction in working capital (approximately $353,000) relate to reduction of long-term debt and costs incurred for the new financing arranged.

[BAR GRAPH - TOTAL ASSETS]

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2004 the Corporation had working capital of $1,929,318 and long-term debt outstanding of $8,714,176. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624.

The working capital ratios (current assets/current liabilities) were 1.85:1 as at March 31, 2004 and 4.68:1 as at March 31, 2003. The long-term portion of long-term debt was $8,714,176 as at March 31, 2004 and $17,624 as at March 31, 2003. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 1.33 as at March 31, 2004 and 0.002 as at March 31, 2003.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,552,556 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgement ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($491,495). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

Shareholders' equity increased from $7,017,351 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the change in accounting policy for goodwill and other intangible assets and the current year loss.

SUBSEQUENT EVENTS

1) Subsequent to year-end, the Corporation has received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To June 17, 2004, the Corporation has not repurchased any of its shares.

2) On October 10, 2003, a legal judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The judgement amount, including legal costs ($522,619) has been deposited in trust with the lawyers and has been expensed in the year ending March 31, 2004. Subsequent to year-end, the Corporation settled this action for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

[BAR GRAPH - SHAREHOLDERS' EQUITY]

[BAR GRAPH - COMMON SHARES]

3)    On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN)
      debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark. This Facility is to be used to finance acquisitions and provide working capital for the related acquisitions.

      The Facility will mature five years from the close of the transaction, with interest only payments during the first two years. The Facility will have a Wall Street Journal interest rate of prime plus 2%. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and FCC will have a security interest in the assets of the Borrower and of Anthony Clark. The facility will primarily be used to fund acquisitions of general insurance brokerages within the United States.

BUSINESS ACQUISITIONS

During the year ending March 31, 2004, the Corporation, by way of its wholly-owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the net assets of two California insurance brokerages, for aggregate consideration of $9,486,754 (US$7,186,928), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. The final price adjustment is based on the twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these client files have been included in the operating results of the Corporation from the closing date of the acquisitions.

BUSINESS RISK AND OUTLOOK

The Corporation's rapid growth and planned future growth has placed, and is likely to place, significant strains on the Corporation's management, administrative, operational and financial resources. Since its inception, the Corporation has experienced rapid growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 89 people. In addition, the Corporation services more than 23,000 insurance policies and places General Insurance with over 100 Insurance Carriers. Increased growth will require the Corporation to continue to improve its financial and management con-trols, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both. Should future growth place a significant strain on the Corporation's management or its administrative, operational and financial resources, the Corporation should be able to slow future growth until proper controls and new systems can be implemented as necessary. However, there can be no assurance that the Corporation will be able to manage its growth successfully and failure to do so could have a material adverse effect on the Corporation's business, operating results and financial condition.

THE CORPORATION'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE CORPORATION'S MANAGEMENT TEAM AND KEY PERSONNEL

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel is at organizing and implementing the Corporation's growth and integrating acquired General Insurance Brokerages into the Corporation's overall organization. Investors will be relying on the judgment and expertise of the management of the Corporation. Some senior management and other key personnel of the Corporation are employed on a month-to-month basis and are not under an employment contract with the Corporation. However, none of the Corporation's senior management or other key personnel have expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers or employees could be detrimental to the future operations of the Corporation. There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business.

[PICTURE]

THE CORPORATION FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the general insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

THE CORPORATION'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on 90-120 days written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISiTIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not insiders of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common shares.

CORPORATION HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs and principal repayments, account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

[PICTURE]

NO INTENTION TO DECLARE DIVIDENDS

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.

THE CORPORATION MAY HAVE DIFFICULTIES IN ARRANGING FUTURE FINANCING

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). Currently, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

ACQUISITIONS IN OTHER JURISDICTIONS

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada and in the State of California, U.S.A. However, the Corporation may seek to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficulty finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.

UNUSUAL EVENTS, TRANSACTIONS OR SIGNIFICANT ECONOMIC CHANGES AND INFLATION

There are not any unusual or infrequent events or transactions or any significant economic changes which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.

[PICTURE]

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Anthony Clark International Insurance Brokers Ltd. and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and in accordance with generally accepted Canadian accounting principles. Where necessary, estimates of transactions that were incomplete at the year end have been made by management. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining appropriate systems of internal control. Assets are safeguarded from loss or unauthorized use through established policies and procedures that reasonably ensure that transactions are appropriately approved.

KPMG LLP, the Corporation's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This committee, comprised of a majority of directors who are not employees of the Corporation, meets with management and the external auditors to satisfy itself that management's responsibilities have been properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. These financial statements have been approved by the Board on the recommendation of the Audit Committee.

[SIGNATURE]

P. Podorieszach
President and Chief Executive Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[SIGNATURE - KPMG LLP]

Chartered Accountants

Calgary, Canada
June 17, 2004

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and 2003

                                                               2004              2003
-------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                           $ 1,675,657         $3,719,408
   Accounts receivable                                   1,649,781          1,038,721
   Prepaid expenses                                        123,329            170,415
   Note receivable (note 5)                                196,575                  -
   Future tax asset (note 14)                                    -              4,377
   Restricted cash (note 4)                                522,619                  -
   Loan to director (note 5)                                40,000             40,000
-------------------------------------------------------------------------------------
                                                         4,207,961          4,972,921

Restricted cash (note 4)                                   655,274                  -
Computer systems and office equipment (note 6)             376,540            212,265
Customer accounts (note 7)                               5,901,399          1,562,067
Goodwill (note 2 and 3)                                  5,948,216          1,574,832
Deferred financing costs (notes 8 and 10)                  474,447            340,193
Other intangible assets (note 9)                           178,468                  -
-------------------------------------------------------------------------------------
                                                       $17,742,305         $8,662,278
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities            $ 1,114,545         $1,057,333
   Current portion of long-term debt (note 10)             608,802              4,725
   Future tax liability (note 14)                           32,677                  -
   Litigation liability (note 4)                           522,619                  -
-------------------------------------------------------------------------------------
                                                         2,278,643          1,062,058

Long-term debt (notes 5 and 10)                          8,714,176             17,624
Future tax liability (note 14)                             196,930            346,162
Shareholders' equity (note 11)                           6,552,556          7,236,434
Commitments (note 15)
Subsequent events (notes 11(b), 11(c), 17)
-------------------------------------------------------------------------------------
                                                       $17,742,305         $8,662,278
=====================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Tony Consalvo, Director                Thomas Milley, Director

[SIGNATURE]                            [SIGNATURE]

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended March 31

                                                                                   2004                 2003
------------------------------------------------------------------------------------------------------------
Revenue                                                                     $ 7,469,559         $  5,175,072

Expenses:
   Salaries and wages                                                         4,818,880            3,165,924
   Rent                                                                         422,672              283,242
   General and administrative                                                 1,446,886            1,135,956
   Legal judgment (note 17)                                                     522,619                    -
   Foreign currency loss (gain)                                                 (66,446)              37,172
------------------------------------------------------------------------------------------------------------
                                                                              7,144,611            4,622,294
------------------------------------------------------------------------------------------------------------

Earnings before interest, taxes, depreciation and
   amortization                                                                 324,948              552,778
Interest and financing costs (note 16)                                         (878,528)            (285,720)
------------------------------------------------------------------------------------------------------------

(Loss) earnings before depreciation and amortization                           (553,580)             267,058

Depreciation and amortization                                                  (491,495)            (609,546)
------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                     (1,045,075)            (342,488)

Income taxes (note 14):
   Current recovery (expense)                                                         -                    -
   Future recovery (expense)                                                    112,178              (13,313)
------------------------------------------------------------------------------------------------------------
                                                                                112,178              (13,313)
------------------------------------------------------------------------------------------------------------

Net loss                                                                       (932,897)            (355,801)

Deficit, beginning of year
   As previously reported                                                    (2,450,698)          (2,669,781)
   Change in accounting policies (note 2)                                             -              574,884
------------------------------------------------------------------------------------------------------------
   As restated                                                               (2,450,698)          (2,094,897)
------------------------------------------------------------------------------------------------------------

Deficit, end of year                                                        $(3,383,595)         $(2,450,698)
============================================================================================================
Earnings per common share - basic and diluted (note 12)                     $     (0.12)         $     (0.05)
============================================================================================================

See accompanying notes to consolidated financial statements

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31

                                                                                   2004                 2003
------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities:
   Net loss                                                                    $  (932,897)       $ (355,801)
   Items not involving cash:
      Depreciation and amortization                                                491,495           609,546
      Future income tax                                                           (112,178)           13,313
      Foreign exchange gain                                                        (66,446)                -
      Deferred financing costs                                                     423,070           102,385
------------------------------------------------------------------------------------------------------------
                                                                                  (196,956)          369,443
   Net change in non-cash working capital relating to operations:
      Accounts receivable                                                         (611,060)         (114,185)
      Note receivable                                                             (196,575)                -
      Restricted cash                                                             (522,619)                -
      Litigation liability                                                         522,619                 -
      Prepaid expenses                                                              47,086           (37,463)
      Accounts payable and accrued liabilities                                      57,212           319,297
------------------------------------------------------------------------------------------------------------
                                                                                  (900,293)          537,092
Cash flows from (used in) financing activities:
   Net proceeds on issuance of Common Shares                                       314,006                 -
   Proceeds (repayment) of long-term debt                                        4,428,478          (180,754)
   Restricted cash                                                                (655,274)                -
   Repayment from (loan to) director                                                     -            60,327
   Deferred financing costs                                                       (557,324)         (442,578)
------------------------------------------------------------------------------------------------------------
                                                                                 3,529,886          (563,005)
Cash flows from (used in) investing activities:
   Computer systems and office equipment additions                                 (66,230)          (31,766)
   Business acquisitions (note 3)                                               (4,611,292)                -
   Other assets                                                                      4,178                 -
------------------------------------------------------------------------------------------------------------
                                                                                (4,673,344)          (31,766)
------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                           (2,043,751)          (57,679)

Cash and cash equivalents, beginning of year                                     3,719,408         3,777,087
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                         $ 1,675,657        $3,719,408
============================================================================================================

Cash and cash equivalents is comprised of:
   Cash                                                                        $   365,000        $1,719,408
   Term deposits maturing within ninety days                                   $ 1,310,657        $2,000,000
============================================================================================================

Supplementary disclosure of cash flow information:
   Income taxes received (paid) in the year                                    $         -        $        -
   Interest paid in the year                                                   $   382,766        $   80,156
============================================================================================================

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004 and 2003

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

1.    SIGNIFICANT ACCOUNTING POLICIES:

(a)   BASIS OF PRESENTATION:

      The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

(b)   CASH AND CASH EQUIVALENTS:

      Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

(c)   COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

      Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

Asset                                     Basis                       Rate
------------------------------------------------------------------------------
Computer equipment and software           declining balance           30%
Corporate website                         straight-line               3 years
Furniture and equipment                   declining balance           20%
Leasehold improvements                    straight-line               3 years
==============================================================================

(d)   CUSTOMER ACCOUNTS:

      Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over periods ranging from ten to seventeen years.

      The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

(e)   GOODWILL:

      Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

(f)   DEFERRED FINANCING COSTS:

      Deferred financing costs are amortized on a straight-line basis over the term of the related financing obligation or over 5 years, whichever is shorter. If the related debt is retired earlier, the balance of the deferred financing costs are charged to earnings. Deferred Financing Costs generally include expenses (primarily legal expenses, commitment fees and consulting fees) associated with obtaining the debt financing.

(g)   OTHER INTANGIBLE ASSETS:

      Other intangible assets are costs associated with non-competition agreements and are recorded at the allocated cost on the date of acquisition. Amortization is provided on a straight-line basis over five to fifteen years.

(h)   REVENUE RECOGNITION:

      Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such revenue as earned when received. Revenue from the Corporation's website is recognized as earned when received.

(i)   FOREIGN CURRENCY:

      The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated of historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

      Effective March 22, 2004, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison obtaining significant debt financing during March 2004.

(j)   PER SHARE AMOUNTS:

      Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

(k)   STOCK-BASED COMPENSATION PLANS:

      The Corporation has a stock based compensation plan. Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 2(b).

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

(l)   INCOME TAXES:

      The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(m)   USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    CHANGES IN ACCOUNTING POLICIES:

(a)   BUSINESS COMBINATION, GOODWILL AND OTHER INTANGIBLE ASSETS:

      On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. This change in accounting policy has been applied retroactively but prior periods have not been restated. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

      The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

(b)   STOCK-BASED COMPENSATION:

      Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

      In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options (see note 11).

      Effective April 1, 2004, the Corporation will be adopting revised CICA Handbook Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees.

3.    BUSINESS ACQUISITIONS:

During the year ending March 31, 2004, the Corporation, through its wholly-owned United States subsidiary, Addison, acquired the net assets of two California insurance brokerages ("Vista" and "Johns"), for aggregate consideration of $9,486,754 (US$7,186,928), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. The final price adjustment is based on twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisitions (Vista - October 17, 2003 and Johns - November 6, 2003). The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years, respectively for the Vista and Johns agencies, their estimated useful lives.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

NET ASSETS ACQUIRED:

                                                          Vista          Johns           Total
----------------------------------------------------------------------------------------------
Customer accounts                                    $3,339,280     $1,436,437      $4,775,717
Computer systems and office equipment                   136,706         45,941         182,647
Other assets                                            136,705         45,941         182,646
Goodwill                                              3,454,189        954,690       4,408,879
Long-term debt (capital lease)                          (63,135)             -         (63,135)
----------------------------------------------------------------------------------------------
                                                     $7,003,745     $2,483,009      $9,486,754
==============================================================================================

CONSIDERATION PAID:

Cash                                                 $2,357,618     $2,253,674      $4,611,292
Long-term debt                                        4,646,127        229,335       4,875,462
----------------------------------------------------------------------------------------------
                                                     $7,003,745     $2,483,009      $9,486,754
==============================================================================================

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

4.    RESTRICTED CASH:

During the year, a judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment resulted in an amount of $522,619 in damages, which related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The damages have been paid into a lawyer's trust account (see note 17 a).

As required by the Debt Financing agreement with Oak Street an amount of $655,274 (US$500,000) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing (see note 10 c).

5.    RELATED PARTY TRANSACTIONS:

DUE FROM RELATED PARTIES:                                                                     2004               2003
                                                                                      -------------------------------
Demand loan to an individual who is an officer and director of the
Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-
annually, secured by capital stock of the Corporation and a general
security agreement.                                                                   $   40,000             $ 40,000

Note receivable, issued on October 10, 2003, from a company, in which an officer of Addison is an owner. This note is due on demand and is non-interest bearing.
It is secured by a general
security agreement.                                                                      196,575                    -
                                                                                      -------------------------------
                                                                                      $  236,575             $ 40,000
                                                                                      ===============================

DUE TO RELATED PARTIES:                                                                     2004                 2003
                                                                                      -------------------------------
Note payable to Kabaker Family Trust, in which, an officer of
Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly
instalments of US$40,812 including interest, secured by a general
security agreement.                                                                   $4,444,379             $      -

Amount payable to DKWS Enterprises Inc. ("DKWS") for expenses incurred on behalf of Addison. DKWS is owned by an officer of Addison.
                                                                                          60,832                    -
                                                                                      -------------------------------
                                                                                      $4,505,211             $      -
                                                                                      ===============================

TRANSACTIONS WITH RELATED PARTIES:

During the year ended March 31, 2004 the Corporation paid $298,296 (2003 - $162,384) in legal fees to three law firms in which directors of the Corporation are or were partners during the fiscal year.

The Corporation by way of its wholly-owned United States subsidiary, Addison, acquired the fixed

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs.

During the year ended March 31, 2004, the Corporation paid $322,146 (US$244,872), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $159,631 (US$121,235) has been recorded as an interest expense and $162,515 (US$123,637) has been recorded against note payable.

6.    COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

                                                                  Accumulated          Net book
2004                                                 Cost        depreciation             value
-----------------------------------------------------------------------------------------------
Computer equipment and software                $  805,876            $569,390          $236,486
Furniture and equipment                           334,434             195,920           138,514
Corporate website                                   9,245               7,705             1,540
-----------------------------------------------------------------------------------------------
                                               $1,149,555            $773,015          $376,540
===============================================================================================


2003
-----------------------------------------------------------------------------------------------
Computer equipment and software                $  661,439            $505,331          $156,108
Furniture and equipment                           230,000             178,465            51,535
Leasehold improvements                              3,895               3,895                 -
Corporate website                                   9,245               4,623             4,622
-----------------------------------------------------------------------------------------------
                                               $  904,579            $692,314          $212,265
===============================================================================================

Included in capital assets at March 31, 2004 are assets under capital lease in the amount of $26,518 (2003 - $26,518) with related accumulated depreciation of $7,425 (2003 - $2,652).

7.    CUSTOMER ACCOUNTS:


                                                        2004             2003
-----------------------------------------------------------------------------
Cost                                             $ 7,962,193      $ 3,215,968
Accumulated amortization                          (2,060,794)      (1,653,901)
-----------------------------------------------------------------------------
                                                 $ 5,901,399      $ 1,562,067
=============================================================================

During the year ended March 31, 2004, the cost of customer accounts increased by $4,746,225 (US$3,620,658) due to the acquisitions of the two California brokerages. The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years for the two agencies respectively, their estimated useful lives.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

8.    DEFERRED FINANCING COSTS:

                                                             2004         2003
------------------------------------------------------------------------------
Cost                                                    $ 919,305    $ 442,578
Accumulated amortization                                 (444,858)    (102,385)
------------------------------------------------------------------------------
                                                        $ 474,447    $ 340,193
==============================================================================

Prior year balance of $340,193 related to the Textron debt financing. Textron debt financing was terminated during the year and the total amount related to the Textron debt financing costs were expensed in the fiscal year 2004.

During the year ended March 31, 2004, the Corporation was involved in arranging additional debt financing with Oak Street Funding and First Capital Corporation ("FCC"). Oak Street debt financing closed on March 22, 2004, while the FCC debt financing closed subsequent to year-end. During the year-ended March 31, 2004, the Corporation incurred financing costs of $455,144 (US$345,670) and $21,583 (US$16,392) for Oak Street and FCC, respectively. The amounts will be amortized on a straight-line basis over five years, from the date of closing. An amount of $2,301 (US$1,732) was amortized during the year with respect to Oak Street and no amounts have been amortized for FCC.

9.    OTHER INTANGIBLE ASSETS:

                                                                2004       2003
-------------------------------------------------------------------------------
Cost                                                        $182,646      $   -
Accumulated amortization                                      (4,178)         -
-------------------------------------------------------------------------------
                                                            $178,468      $   -
===============================================================================

During the year ended March 31, 2004, the other intangible assets increased by $182,646 (US$138,424) due to the acquisitions of the two California brokerages (note 3). The amount will be amortized on a straight-line basis over five to fifteen years.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

10.   LONG-TERM DEBT:

                                                                                               2004            2003
                                                                                         --------------------------
Anthony Clark International Insurance Brokers Ltd.
   Capital lease, bearing interest at 9.78% and secured by the
   individual assets being leased by the Corporation                                     $   17,624         $22,349

Addison York Insurance Brokers Ltd.
   Capital lease, bearing interest at 15.00% and secured by the
   individual assets being leased by the Corporation                                        45, 254               -

   Note payable, bearing no interest and payable on December 31,
      2004 and unsecured                                                                    228,969               -

   Note payable, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly
      instalments of $102,030 (US$77,856) including interest over
      60 months. The note is secured by a general security agreement and guaranteed by Anthony Clark International Insurance
      Brokers Ltd.                                                                        4,586,749               -

   Note payable, bearing interest at 7% per annum and repayable over
      10 years in equal monthly instalments of US$40,812 including
      interest secured by a general security agreement                                    4,444,382               -
                                                                                         --------------------------
                                                                                         $9,322,978         $22,349

Less current portion                                                                        608,802           4,725
                                                                                         --------------------------
                                                                                         $8,714,176         $17,624
                                                                                         ==========================

The aggregate maturities of long-term debt for the five years subsequent to March 31, 2004 are as follows:

2005                                                                  $  608,802
2006                                                                     384,016
2007                                                                   1,111,731
2008                                                                   1,223,686
2009 and beyond                                                        5,994,743
--------------------------------------------------------------------------------
                                                                      $9,322,978
================================================================================


(a) On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents. During the year ended March 31, 2004, the total interest and financing costs expensed for the Textron loan was $424,401 (2003 - $272,899).

(b) On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of $2,100,000. The loan had a one-year term, with interest

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED only payments, with interest at 2% per month. The assets of the Corporation and its subsidiaries along with a share pledge agreement secured the loan. A commitment fee of 3% of the loan proceeds ($63,000) was charged by the lender. Other costs incurred for the financing were legal costs of $19,877. The loan was repaid on March 22, 2004 with the proceeds received from the Oak Street debt financing. During the year ended March 31, 2004, the total interest and financing costs expensed for the Paragon loan was $274,866 (2003 - $nil).

(c) On March 22, 2004, the Corporation closed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street will provide a US$5,000,000 reducing revolving line of credit ("the Facility") to Addison (the "Borrower").

      The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Corporation has drawn $4,586,749 (US$3,500,000) of the US$3,985,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower and the Corporation by the insurance companies having a rating by AM best of B and above.

      The Facility has an interest rate of prime rate plus 8.0% per annum, with interest only payments for two years following the date of closing ("Pre-Amortization Period"). After the Pre-Amortization Period, the Corporation shall pay equal monthly installments of principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over 60 month period. The Pre-Amortization Period may be extended for up to three additional one year periods with the consent of Oak Street.

      The Facility is secured by the general security agreement of the Borrower and, has been guaranteed by the Corporation. Oak Street, will have a first priority security interest in the assets of the Borrower and the Corporation, other than the Collateral subject to future financing. The Facility requires the Corporation to deposit a minimum balance of $655,274 (US$500,000) as collateral in the bank designated by Oak Street and maintain a minimum balance of US$500,000 in the collateral account at all times. On the closing date, the Corporation deposited US$500,000 with Bank One, N.A.

      The Facility is required to be used for (i) to refinance an existing senior credit facility, (ii) to make permitted acquisitions, (iii) to acquire equipment in the ordinary course to expand its business, (iv) to fund reasonable working capital needs associated with permitted acquisitions, and (v) for such other purposes as may be approved in writing by the lender.

      In connection with this financing, the Corporation incurred US$401,000 (CDN $525,310) of costs, of which US$55,200 was paid subsequent to the year-end. These amounts are being amortized on a straight-line basis over five years, amortization for the period was $2,301 (US$1,732).

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

11.   SHAREHOLDERS' EQUITY:

(a)   SHARE CAPITAL AUTHORIZED:

      Unlimited number of Voting Participating Common Shares without nominal or par value

(b)   SHARE CAPITAL, DEFICIT AND CUMULATIVE TRANSLATION ADJUSTMENT:

                                                                       Number of
Share capital:                                                            shares          Amount
------------------------------------------------------------------------------------------------
Balance, March 31, 2002 and 2003                                       7,692,055     $ 9,687,132
Issuance of Common Shares on completion of private placement             263,098     $   336,765
Share issue costs                                                                        (22,759)
------------------------------------------------------------------------------------------------
Balance, March 31, 2004                                                7,955,153     $10,001,138
------------------------------------------------------------------------------------------------

Deficit:
   March 31, 2004                                                                    $(3,383,595)
   March 31, 2003                                                                     (2,450,698)
------------------------------------------------------------------------------------------------

Cumulative translation adjustment:
   March 31, 2004                                                                    $   (64,987)
   March 31, 2003                                                                              -
------------------------------------------------------------------------------------------------

Total shareholders' equity:
   March 31, 2004                                                                    $ 6,552,556
   March 31, 2003                                                                    $ 7,236,434
------------------------------------------------------------------------------------------------

      In February 2004, the Company successfully completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company.

      Subsequent to March 31, 2004, the Corporation has received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To June 17, 2004, the Corporation has not repurchased any of its shares.

(c)   STOCK OPTIONS:

      (i)   Stock option plan:

      The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At March 31, 2004, stock options to purchase 1,308,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between April 12, 2004 and August 08, 2008. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED
11.   SHAREHOLDERS' EQUITY (CONTINUED):

      Changes in options during the years ended March 31, 2004 and 2003 are as follows:

                                                       2004                             2003
                                                             WEIGHTED-                         WEIGHTED-
                                                               AVERAGE                           AVERAGE
                                             NUMBER OF        EXERCISE        NUMBER OF         EXERCISE
                                               OPTIONS           PRICE          OPTIONS            PRICE
--------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 984,400          $ 1.37          991,400           $ 1.37
Granted                                        334,411            0.82                -                -
Cancelled                                      (10,000)          (1.00)          (7,000)           (1.00)
--------------------------------------------------------------------------------------------------------
Outstanding, end of year                     1,308,811          $ 1.23          984,400           $ 1.37
========================================================================================================
Exercisable, end of year                     1,244,611          $ 1.25          859,400           $ 1.43
========================================================================================================

      The following table sets forth information relating to stock options outstanding as at March 31, 2004:

                                                              WEIGHTED-
                                                 NUMBER         AVERAGE     WEIGHTED-            NUMBER        WEIGHTED-
                             RANGE OF    OUTSTANDING AT       REMAINING       AVERAGE    EXERCISABLE AT          AVERAGE
                             EXERCISE         MARCH 31,     CONTRACTUAL      EXERCISE         MARCH 31,         EXERCISE
EXPIRY                         PRICES              2004            LIFE         PRICE              2004            PRICE
------------------------------------------------------------------------------------------------------------------------
10/26/06                       $ 1.00           435,000            1.58        $ 1.00           374,550           $ 1.00
03/18/07                         1.15             5,000            2.96          1.15             1,250             1.15
04/12/04                         1.60           520,000            0.04          1.60           520,000             1.60
02/28/05                         4.80            14,400            0.92          4.80            14,400             4.80
08/28/08                         0.81           319,411            4.42          0.81           319,411             0.81
08/28/08                         1.00            15,000            4.42          1.00            15,000             1.00
------------------------------------------------------------------------------------------------------------------------
                       $0.81 to $4.80         1,308,811            1.69        $ 1.23         1,244,611           $ 1.25
========================================================================================================================

      Subsequent to the year-end, 520,000 options expiring on April 12, 2004 were cancelled.

(d)   STOCK-BASED COMPENSATION:

      During the twelve months ended March 31, 2004, 334,411 stock options were issued and 10,000 stock options were cancelled. Had the Corporation adopted the fair value method for accounting for stock-based compensation, the Corporation's net loss and loss per share would have been the following pro forma amounts.

                                                       Twelve months ended
                                                          March 31, 2004
--------------------------------------------------------------------------------
                                                    As reported      Pro forma
Net loss                                            $(932,897)     $(1,085,185)
Loss per common share:
     Basic                                              (0.12)           (0.14)
================================================================================

      The fair value of these options is $152,288 and has been estimated using a Black Scholes option pricing model and is based on the following assumptions.

--------------------------------------------------------------------------------
Expected Stock Price Volatility                                       64%
Risk Free Interest Rate                                               2.6%
Expected Life of the Options (years)                                  5
================================================================================

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

12.   PER SHARE AMOUNTS:

The loss per share for 2004 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2004 of 7,717,284 (2003 - 7,692,055). Diluted earnings per share reflects the dilutive effect of the stock options outstanding. Options are not dilutive for 2004 and 2003.

13.   FINANCIAL INSTRUMENTS:

(a)   FAIR VALUES:

      The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of long-term debt is based on market rates for debt with similar rating and risk.

(b)   CREDIT RISK:

      The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

(c)   FOREIGN EXCHANGE RISK:

      The Corporation is exposed to risks arising from fluctuations in foreign exchange rates and the volatility of those rates. The Corporation does not use financial instruments to reduce its exposure to foreign exchange.

(d)   INTEREST RATE RISK:

      Interest rate risk arises from the possibility that the value of, or cash flows related to a financial instrument will fluctuate as a result of changes in the interest rates. The Corporation is aware of the risks of changes in the interest rate and has a monitoring process in place.

(e)   SUMMARY OF SIGNIFICANT FINANCIAL INSTRUMENTS:

                                               Carrying           Fair             US$
                                                  Value         Values     Denominated
--------------------------------------------------------------------------------------
Cash and short-term deposits                 $1,675,657    $ 1,675,657      $1,048,615
Accounts receivable                           1,649,781      1,649,781         127,694
Note receivable                                 196,575        196,575         150,000
Accounts and accrued liabilities              1,114,545      1,114,545          76,754
Long-term debt                                9,322,978     10,002,367       7,100,613
======================================================================================

14.   INCOME TAXES:

Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates of 36.62% (2003 - 38.62%) to the

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

Corporation's net earnings before income taxes. The difference results from the following items:

                                                                    2004          2003
--------------------------------------------------------------------------------------
Expected tax recovery                                          $(382,706)    $(132,269)
Effect of rate changes on future income taxes                     (5,924)         (549)
Other                                                              4,090        15,540
Unrecorded benefit of loss of subsidiary                         272,362       130,591
--------------------------------------------------------------------------------------
Provision for income taxes (recovery)                          $(112,178)    $  13,313
--------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2004 are as follows:

                                                          2004            2003
--------------------------------------------------------------------------------
Future tax assets:
   Customer accounts, with tax basis                 $  38,990       $  46,347
   Share issue costs                                    40,690         102,005
   Other assets                                             53               -
   Non capital losses                                  480,222           3,435
   Computer systems and office equipment                 1,633           2,173
Less:
   Valuation allowance                                (330,325)              -
--------------------------------------------------------------------------------
                                                       231,265         153,960
Future tax liabilities:
   Goodwill                                            (42,519)              -
   Customer accounts, without tax basis               (418,353)       (495,745)
--------------------------------------------------------------------------------
                                                      (460,872)       (495,745)
--------------------------------------------------------------------------------
Net future tax liability                             $(229,607)      $(341,785)
--------------------------------------------------------------------------------
Comprising:
   Current tax liability                             $ (32,677)      $   4,377
   Long-term tax liability                            (196,930)       (346,162)
--------------------------------------------------------------------------------
                                                     $(229,607)      $(341,785)
--------------------------------------------------------------------------------

As at March 31, 2004, the Corporation has accumulated non-capital loss carry forwards for income tax purposes of approximately $377,700 in Canada and $1,081,800 in the U.S., which can be carried forward and charged against future income. A valuation allowance has been recorded against the future tax assets of Addison, as the Corporation cannot demonstrate that it is more likely than not that these assets will be realized by the application of these losses to reduce or eliminate taxes on taxable income during the carry forward periods. The losses in Canada expire in year 2011 and the losses in the U.S. expire in year 2024.

15.   COMMITMENTS:

The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005                                                                 $627,869
2006                                                                  217,682
-----------------------------------------------------------------------------
                                                                     $845,551
=============================================================================

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

16. INTEREST AND FINANCING COSTS:

                                                                       2004           2003
------------------------------------------------------------------------------------------
Canadian operations:
   Interest and financing costs on Paragon term loan
      repaid (note 10(b))                                          $274,866       $      -
   Interest and financing costs on long-term debt                         -         10,961
   Interest on obligations under capital lease                        1,701          1,870
------------------------------------------------------------------------------------------
                                                                    276,567         12,831
US operations:
   Interest and financing costs on Textron terminated
      debt financing (note 10(a))                                   424,401        272,889
   Interest and financing costs on long-term debt                   175,006              -
   Interest on obligations under capital lease                        2,554              -
------------------------------------------------------------------------------------------
                                                                    601,961        272,889
------------------------------------------------------------------------------------------
Total interest and financing costs                                 $878,528       $285,720
==========================================================================================

a) Interest on long-term debt includes note payable to Kabaker Family Trust (note 5) and Oak Street (note 10c).

b)    Total financing costs included above are $495,763 (2003 - $205,564).

17.   SUBSEQUENT EVENT:

(a) On October 10, 2003, a legal judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The judgment amount, including legal costs ($522,619) has been deposited in trust with the lawyers and has been expensed in the year ending March 31, 2004. Subsequent to year-end, the Corporation settled this action for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

(b) On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

      The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM best of B and above.

      The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

NOTES TO FINANCIAL CONSOLIDATED STATEMENTS CONTINUED

      The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

      The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

      To-date the Corporation has incurred US$336,392 of costs, of which US$320,000 was paid subsequent to the year-end. Additional costs have been incurred for which the amounts cannot be determined at this point in time. These amounts will be amortized on a straight-line basis over five years. No amortization has been booked for the year ended March 31, 2004.

18.   SEGMENTED INFORMATION:

The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general and insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues.

                                    Twelve months ended March 31, 2004                   Twelve months ended March 31, 2003
                             ---------------------------------------------------  --------------------------------------------------
Operating Segments              Canada        US     Eliminations   Consolidated     Canada      US      Eliminations   Consolidated
--------------------------------------------------------------------------------  --------------------------------------------------
Revenue                      $ 5,489,636 $ 1,979,923  $         -    $ 7,469,559  $ 5,175,072  $       -        $  -    $ 5,175,072
Net earnings (loss)            1,910,854    (743,751)  (2,100,000)      (932,897)     (17,657)  (338,144)          -       (355,801)
Identifiable assets            5,490,449  12,251,856            -     17,742,305    8,263,053    399,225           -      8,662,278
Additions to:
   Computer systems and
   office equipment               21,797      44,433            -         66,230       31,766          -           -         31,766
   Goodwill (note 3)                   -   4,373,384            -      4,373,384            -          -           -              -
Depreciation and
amortization                     284,211     207,284            -        491,495      609,546          -           -        609,546
Interest and financing costs     276,567  601,961(*)            -        878,528       12,831    272,889           -        285,720
================================================================================  =================================================

                                     Twelve months ended March 31, 2004                   Twelve months ended March 31, 2003
                             ---------------------------------------------------  --------------------------------------------------
Geographic Segments             Canada        US     Eliminations   Consolidated     Canada      US      Eliminations   Consolidated
--------------------------------------------------------------------------------  --------------------------------------------------
Revenue                      $ 5,489,636 $ 1,979,923  $         -    $ 7,469,559  $ 5,175,072  $       -        $  -    $ 5,175,072
Computer systems and
office equipment and
goodwill                       1,745,839   4,614,412            -      6,360,251    1,787,097          -           -      1,787,097
================================================================================  =================================================

(*) Interest and financings costs of $601,961 related to the US segment above, includes $410,586 of financing costs related to the terminated Textron debt financing.

FIVE YEAR SUMMARY

Years ended March 31,                              2004            2003           2002           2001            2000
---------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenue                                     $ 7,469,559       5,175,072      4,449,628      3,894,115       3,509,671
Earnings before legal judgement, interest,
   taxes, depreciation and amortization         847,567         552,778        445,029        251,034         684,658
Earnings before interest, taxes,
   depreciation and amortization (EBITDA)       324,948         552,778        445,029        251,034         684,658
Interest and financing costs                   (878,528)       (285,720)        (9,540)        (9,614)         (5,191)
Depreciation and amortization                  (491,495)       (609,546)      (343,172)      (255,778)       (196,475)
Income Taxes                                    112,178         (13,313)       (10,830)        79,369        (260,365)
---------------------------------------------------------------------------------------------------------------------
Net (Loss) Earnings                         $  (932,897)       (355,801)        81,487         65,011         222,627
---------------------------------------------------------------------------------------------------------------------

(Loss) Earnings Per Common Share            $     (0.12)          (0.05)          0.01           0.01            0.03

FINANCIAL POSITION
Current Assets                              $ 4,207,961       4,972,921      5,059,540      5,143,318       3,666,353
Restricted Cash                                 655,274               -              -              -               -
Computer Systems and office equipment           376,540         212,265        522,085        575,622         183,856
Customer Accounts (1) Cost                    7,962,193       3,215,968      4,964,654      4,279,148       4,102,077
   Accumulated Amortization                  (2,060,794)     (1,653,901)    (1,879,645)    (1,692,294)     (1,541,000)
---------------------------------------------------------------------------------------------------------------------
                                              5,901,399       1,562,067      3,085,009      2,586,854       2,561,077
Goodwill (1)                                  5,948,216       1,574,832              -              -               -
Other Assets                                    178,468               -              -              -         163,451
Deferred financing costs                        474,447         340,193              -              -               -
---------------------------------------------------------------------------------------------------------------------
Total Assets                                $17,742,305       8,662,278      8,666,634      8,305,794       6,574,737
---------------------------------------------------------------------------------------------------------------------

Current Liabilities                         $ 2,278,643       1,062,058        796,074        751,724       1,005,519
Long Term Debt                                8,714,176          17,624        118,548         13,105          50,097
Future Tax Liability (see note 14 to
   financial stmts)                             196,930         346,162        734,661        359,405               -
Shareholders' Equity                          6,552,556       7,236,434      7,017,351      7,181,560       5,519,121
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity                     $17,742,305       8,662,278      8,666,634      8,305,794       6,574,737
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year      $ 1,675,657       3,719,408      3,777,087      4,125,564       2,913,307
Working Capital                             $ 1,929,318       3,910,863      4,263,466      4,391,594       2,660,834

RATIOS
Current Assets / Current Liabilities               1.85            4.68           6.36           6.84            3.65
Long Term Debt / Equity                            1.33            0.00           0.02           0.00            0.01

SHAREHOLDER INFORMATION
Common Shares Outstanding at year end         7,955,153       7,692,055      7,692,055      7,725,455       7,094,055

(1)   Change in accounting policy - See note 2 to the financial statements

                                                                      [ACI Logo]
                                                     ANTHONY CLARK INTERNATIONAL
                                                          INSURANCE BROKERS LTD.

CORPORATE INFORMATION

HEAD OFFICE
Suite 355, 10333 Southport Rd. SW
Calgary, Alberta, Canada,
T2W 3X6
Telephone: (403) 278-8811
Fax: (403) 225-5745

INVESTOR RELATIONS
Press Contacts - North America
Barry Kaplan
Barry Kaplan Associates,
New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International
Insurance Brokers Ltd.
Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tony.consalvo@aclarkinsurance.com

TRADING SYMBOLS
Toronto Stock Exchange: ACL
Nasdaq OTCBB: ACKBF

AUDITORS,REGISTRAR AND
TRANSFER AGENT
The auditors of the Corporation are
KPMG LLP,
Suite 1200, 205 - 5th Avenue, S.W.,
Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for
the Shares is
The CIBC Mellon Trust Company,
600, 333 - 7th Avenue, S.W.,
Calgary, Alberta, T2P 2Z1.

LEGAL COUNSEL
Axium Law Group
Vancouver, British Columbia

Demiantschuk Milley Burke &
Hoffinger
Calgary, Alberta

INVESTMENT BANKER
GVC Financial Services, LLC
California, USA

DIRECTORS AND OFFICERS

[PICTURE]            [PICTURE]              [PICTURE]           [PICTURE]            [PICTURE]            [PICTURE]
Primo                Tony Consalvo          Shelley Samec       Douglas Farmer       Joseph Giuffre       Thomas Milley
Podorieszach         Director & Chief       Chief Financial     Director             Director             Director
Director,            Operating Officer      Officer
President, Chief
Executive Officer
and Chairman of
the Board

OFFICES

The Corporation's head office and principal business office is located at Suite 355, 10333 Southport Road S.W.,
Calgary, Alberta, T2W 3X6.

The Corporation's registered office in Alberta is located at Suite 1200, 1015 - 4th Street S.W.,
Calgary, Alberta, T2R 1J4.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (hereinafter called the "Corporation") will be held in the Parkland Room at the Best Western Hospitality Inn at 135 Southland Drive, South East, Calgary Alberta, on Monday, the 16th day of August, 2004, at the hour of 10:00 a.m. (Calgary time), for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint auditors and to authorize the directors to fix their remuneration;

3.       To determine the number of directors at seven (7);

4.       To elect directors;

5. To consider and, if thought fit, to pass an ordinary resolution to approve in advance, the issuance by the Corporation in one or more private placements during the 12 month period commencing August 17, 2004 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at July 12, 2004 as more particularly described in the accompanying information circular;

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's annual report with its audited consolidated financial statements for the fiscal year ended March 31, 2004, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Calgary, Alberta, this 14th day of July, 2004.


                                       BY ORDER OF THE BOARD

                                       "Primo Podorieszach" (signed)
                                                President

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      Suite 355, 10333 Southport Road S.W.
                                Calgary, Alberta
                                     T2W 3X6

                              INFORMATION CIRCULAR
      (Containing information as at July 12, 2004 unless otherwise stated)


SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anthony Clark International Insurance Brokers Ltd. (the "Corporation") for use at the Annual and Special Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on Monday, August 16, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by CIBC MELLON TRUST COMPANY of 600 The Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Corporation, or the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Member receiving a Proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:     7,955,153 common shares without par value*

Authorized Capital:         unlimited common shares without par value

*as of the record date July 12, 2004

The Corporation has prepared, as of the close of business on July 12, 2004, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Corporation held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting except to the extent that such holder has transferred the ownership of his common shares after July 12, 2004, and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the meeting, that his name be included in the list of shareholders before the meeting, in which case the transferee is entitled to vote such shares at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1 or at the meeting. The register of transfers will not be closed.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Annual Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act (Alberta).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


Name, Position,                      Principal Occupation and, IF NOT
Province or State, and               at Present an ELECTED Director,                    Previous Service     Number of
Country of Residence(1)              Occupation During the Past 5 Years(1)              as a Director        Shares(2)
-----------------------              -------------------------------------              ----------------     ---------

PRIMO PODORIESZACH (3)               President of the Corporation.                      April 1, 1996         468,630
President, Chief Executive
Officer and Director
British Columbia, Canada

TONY CONSALVO                        Chief Operating Officer of the Corporation.        April 1, 1996         339,179
Chief Operating Officer and
Director
Alberta, Canada

JOSEPH P. GIUFFRE                    Lawyer, Partner, Axium Law Group.                  February 9, 2000       25,000
Corporate Secretary and Director
British Columbia, Canada

THOMAS E. MILLEY (3)(4)              Lawyer, Partner with the law firm                  June 30, 1999           5,700
Director                             Demiantschuk, Milley, Burke & Hoffinger.
Alberta, Canada

DOUGLAS FARMER (3)(4)                Branch Manager, First National Financial Corp.     September 24, 1998     47,500
Director
Alberta, Canada

PATTI RUNNALLS                       Controller for Onyx Energy Inc.                    July 7, 2004              Nil
Director
Alberta, Canada

NORMAND COURNOYER                    Independent Insurance Consultant from July         Nominee                   Nil
Nominee Director                     2003 to July 2004; Assistant Vice-President,
Alberta, Canada                      Business Development Western Canada of
                                     Allianz Canada, from 1998 to April 2003.

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually as of July 14, 2004.

(3)      Denotes member of Audit Committee.

(4)      Denotes member of the Compensation Committee.

The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), regardless of the amount of compensation of that individual, and the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as such at the end of the most recently completed fiscal period. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year end was $150,000 or more, whether or not they were executive officers at the end of the fiscal year.

The Corporation currently has two Named Executive Officers, Primo Podorieszach and Shelley Samec. The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officers during the financial years ended March 31, 2002, 2003 and 2004.

                           Summary Compensation Table

---------------------------------------------------------------------------------------------------------------
                             Annual Compensation                         Long Term Compensation
                             ----------------------------------   ------------------------------------
                                                                            Awards            Pay-outs
                                                                  ------------------------    --------
Name and            Year(1)  Salary       Bonus       Other       Securities    Restricted    LTIP      All
Principal                    ($)          ($)         Annual      Under         Shares or     Pay-      Other
Position                                              Compen-     Options/      Restricted    outs      Compen-
                                                      sation      SARs          Share         ($)       sation
                                                      ($)         granted       Units                   ($)
                                                                  (#)           ($)
---------------------------------------------------------------------------------------------------------------
Primo               2004     $100,000     Nil         Nil         143,837/0     N/A           N/A       Nil
Podorieszach        2003     $100,000     Nil         Nil         Nil           N/A           N/A       Nil
President           2002     $70,000      Nil         Nil         25,000/0      N/A           N/A       Nil
& Chief Executive
Officer
---------------------------------------------------------------------------------------------------------------
Shelley Samec       2004     $77,917      $Nil        $5,855(3)   13,017/0      N/A           N/A       Nil
Chief Financial     2003     $85,000      $12,500     --          Nil           N/A           N/A       Nil
Officer (2)         2002     $78,750      --          $5,385(3)   55,000/0      N/A           N/A       Nil
---------------------------------------------------------------------------------------------------------------

(1)       Fiscal years ended March 31, 2004, 2003 and 2002.

(2)       Ms. Samec is on temporary leave.

(3)       Paid in lieu of vacation time.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the fiscal year ended March 31, 2004.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

The following tables sets forth information concerning grants of stock options during the financial year ended March 31, 2004 to the Named Executive Officers of the Company:

                                                                               MARKET VALUE OF
                                                                                 SECURITIES
                             SECURITIES        % OF TOTAL                        UNDERLYING
                                UNDER       OPTIONS GRANTED   EXERCISE OR     OPTIONS/SAR'S ON
                            OPTIONS/SAR'S   TO EMPLOYEES IN    BASE PRICE       DATE OF GRANT          EXPIRATION
NAME                         GRANTED (#)    FISCAL YEAR (1)   ($/SECURITY)       ($/SECURITY)             DATE
-------------------------------------------------------------------------------------------------------------------
Primo Podorieszach             143,837            45%            $0.81              $0.80           August 29, 2008
-------------------------------------------------------------------------------------------------------------------
Shelley Samec                  13,017             4.1%           $0.81              $0.80           August 29, 2008
-------------------------------------------------------------------------------------------------------------------

(1) Percentage of all of the Corporation's options granted during the fiscal year ended March 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

As no stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2004, the following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                              Value of Unexercised
                                                                       Unexercised Options    In-the-Money Options
                                                                        at Fiscal Year-End    at Fiscal Year-End
                                Securities            Aggregate               (#)(1)                 ($)(1)
                                Acquired on             Value
                                 Exercise             Realized             Exercisable/            Exercisable/
Name                               (#)                   ($)              Unexercisable           Unexercisable
------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                 Nil                   Nil          483,837/-               $86,421.98(2)/Nil
------------------------------------------------------------------------------------------------------------------
Shelley Samec                      Nil                   Nil          88,017/-                $26,279.18(4)/Nil
------------------------------------------------------------------------------------------------------------------

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Based on the closing price of $1.35 for the common shares of the Corporation on The Toronto Stock Exchange on March 31, 2004, 168,837 options were in-the-money and the net aggregate value of those options was $86,421.98.

(3) Based on the closing price of $1.35 for the common shares of the Corporation on The Toronto Stock Exchange on March 31, 2004, 68,017 options were in-the-money and the net aggregate value of those options was $26,279.18.

(4) On April 12, 2004, an aggregate of 335,000 of the options held by the Named Executive Officers expired.

PENSION PLANS

The Corporation does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as described below, the Corporation has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Corporation entered into employment agreement dated April 1, 2003 (the "Agreements") with Primo Podorieszach (the "CEO") whereby, among other things, should the Corporation terminate the CEO without just cause, the CEO will receive payment equal to 300% of his then current annual base salary.

In addition, should any of the following events occur:

         (a) an adverse change in any of the current duties, powers, rights, discretion, salary or benefits of the CEO;

         (b)  a diminution of the current title of the CEO;

         (c) a change in the person or body to whom the CEO currently reports, except if such person or body is of equivalent rank or stature or such change is a result of the resignation or removal of such person or persons comprising such body, as the case may be, provided that this does not include a change resulting from a promotion in the normal course of business;

         (d) a change in the municipality at which the CEO currently carries out his terms of employment with the Corporation, without the CEO's consent, unless the CEO's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

         (e) the CEO is not nominated as a management nominee of the Board of Directors of the Corporation at a general meeting of the shareholders of the Corporation,

         the CEO will be entitled to terminate his employment with the Corporation and receive a payment equal to 300% of his then current annual base salary.

COMPOSITION OF COMPENSATION COMMITTEE

The Corporation's executive compensation program is administered by a compensation committee made up of two directors from the board of directors, Thomas Milley and Douglas Farmer. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Corporation. The Board of Directors also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Program

The Corporation's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Corporation to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Corporation based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Corporation to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Corporation. The individual performance factor allows the Corporation to recognize and reward those individuals whose efforts have assisted the Corporation to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Corporation.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Corporation, a subsidiary or an affiliate in order to exercise stock options/SARs.

2004 Compensation of Senior Executive Officers

The Compensation Committee has not yet presented its report to the Board of Directors concerning an incentive award or bonus to be paid to senior officers of the Company in respect of 2004 fiscal year. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Corporation and other relevant factors including the senior officers personal commitment and ongoing contributions in the ongoing success and development of the Corporation.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation's common shares against the cumulative total shareholder return of The TSX Composite Index for the fiscal period commencing April 12, 1999, and ending March 31, 2004.


                              [PERFORMANCE GRAPH]


March 31                         1999           2000           2001           2002           2003           2004
------------------------------------------------------------------------------------------------------------------
Company                        $100.00        $781.25         $368.75        $75.63         $59.38         $84.32
------------------------------------------------------------------------------------------------------------------
TSX Composite Index            $100.00        $138.30         $112.56        $118.05        $97.27         $133.97
------------------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

The following stock options were granted to the Corporation's directors who are not Named Executive Officers during the fiscal year ended March 31, 2004:


                                                                                 Market Value of
                                             % of Total                             Securities
                                            Options/SARs                            Underlying
                      Securities Under       Granted to      Exercise or Base    Options/SARs on
                        Options/SARs        Employees in           Price        the Date of Grant
Name                     Granted (1)      Fiscal Year (2)      ($/Security)      ($/Security) (3)    Expiration Date
--------------------------------------------------------------------------------------------------------------------
Directors who are          162,557             50.9%               $0.81              $0.80         August 29, 2008
not Named Executive
Officers
--------------------------------------------------------------------------------------------------------------------

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Percentage of all of the Corporation's options granted during the fiscal year ended March 31, 2004.

(3) Market value of the Corporation's shares on August 29, 2003, being the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

As no stock options were exercised by the directors who are not Named Executive Officers during the fiscal year ended March 31, 2004, the following table sets forth details of the fiscal year-end value of unexercised options/SARs on an aggregated basis:



                                                                       Unexercised          Value of Unexercised
                                                                 Options/SARs at Fiscal     In-the-Money Options/
                                                                        Year-End           SARs at Fiscal Year-End
                             Securities          Aggregate               (#)(1)                   ($)(1)(2)
                             Acquired on           Value
                              Exercise           Realized             Exercisable/              Exercisable/
Name                             (#)                ($)               Unexercisable             Unexercisable
------------------------------------------------------------------------------------------------------------------
Directors who are not            Nil                N/A              421,957(2)/Nil           $173,531(3)/Nil
Named Executive Officers
------------------------------------------------------------------------------------------------------------------


(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(2) On April 12, 2004, 185,000 of the options held by Directors who are not Named Executive Officers expired.

(3) Based on the closing price of $1.35 for the common shares of the Corporation on The Toronto Stock Exchange on March 31, 2004, 407,557 options were in-the-money and the net aggregate value of those options was $173,531.

During the most recently completed financial year, directors received compensation for services provided to the Corporation in their capacities as directors, officers and/or consultants and/or experts as follows:

During the fiscal year ended March 31, 2004, the Corporation was billed approximately $169,955 for legal fees (excluding disbursements and taxes) by a law firm in which Thomas Milley, one of the Corporation's directors, is a partner, for legal services rendered.

During the fiscal year ended March 31, 2004, the Corporation was billed approximately $92,227 for legal fees (excluding disbursements and taxes) by two law firms in which Joseph Giuffre, one of the Corporation's directors, was a partner, for legal services rendered.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Corporation's last completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation, such loan being repayable on demand with interest at the prime lending rate and being secured by a general security agreement and share pledge. As of March 31, 2004, the outstanding indebtedness has been reduced to $40,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended March 31, 2004, the number of securities authorized for issuance under the Corporation's Stock Option Plan which was approved by the shareholders of the Corporation on May 29, 2000:


                                                                                             Number of securities
                                                                                           remaining available for
                                   Number of securities to        Weighted-average       future issuance under equity
                                   be issued upon exercise       exercise price of           compensation plans
                                   of outstanding options,      outstanding options,         (excluding securities
Plan Category                        warrants and rights        warrants and rights       reflected in column (a))
                                             (a)                       (b)                          (c)
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans                1,308,811(1)                  $1.23                10% of the issued and
approved by securityholders                                                             outstanding common shares of
                                                                                          the Corporation less the
                                                                                        number of outstanding options
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans not                N/A                       N/A                           N/A
approved by securityholders
---------------------------------------------------------------------------------------------------------------------
TOTAL                                    1,308,811
---------------------------------------------------------------------------------------------------------------------


(1)      520,000 of these options expired on April 12, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX"), on which the Corporation's shares are listed, has issued guidelines on corporate governance procedures for listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Corporation have considered the Guidelines and sought advice from the Corporation's solicitors.

The following table describes the Corporation's approach to corporate governance with reference to the specifically enumerated Guidelines.



TSX CORPORATE GOVERNANCE GUIDELINES                             THE CORPORATION'S APPROACH

1.       The board should explicitly assume responsibility      The board of directors is responsible for supervising
for stewardship of the Corporation and, as part of the          the management of the Corporation's business and the
overall stewardship, assume responsibility for:                 conduct of the Corporation's affairs generally. The
                                                                board actively participates in strategic planning and
(a)      adoption of a strategic planning process               is responsible for reviewing and approving the
                                                                Corporation's operating plans as presented by management.
(b)      identification of principal risks and
         implementation of appropriate systems to manage        The Board also takes responsibility for identifying the
         those risks                                            principal risks of the Corporation's business and for
                                                                ensuring these risks are effectively monitored and
(c)      succession planning, including appointing,             mitigated to the extent practicable.
         training and monitoring management
                                                                Succession planning, including the recruitment,
(d)      a communications policy                                supervision, compensation and performance assessment
                                                                of the Corporation's senior management personnel also
(e)      the integrity of internal control and management       falls within the ambit of the board's responsibilities.
         information systems
                                                                The Corporation does not have a written communications
                                                                policy but adheres to all regulatory requirements with
                                                                respect to the timeliness and content of its disclosure.

                                                                In keeping with its overall responsibility for the
                                                                stewardship of the Corporation, the board is responsible
                                                                for the integrity of the Corporation's internal control
                                                                and management information systems.

2.       The board should be constituted with a majority        Two of the Corporation's six directors are members of
of individuals who qualify as unrelated directors. An           management, four directors are outside directors (not
unrelated director is a director who is independent of          members of management) and two of which are unrelated.
management and is free from any interest and any business       Following the Annual and Special Meeting, if management's
or other relationship which could, or could reasonably be       nominees are elected as directors, two directors will be
perceived to, materially interfere with the director's          members of management, five directors will be outside
ability to act with a view to the best interests of the         directors of which three directors will be unrelated.
Corporation.

3.       The board is required to disclose on an annual         The board consists of two unrelated directors for the
basis whether the board has a majority of unrelated             purposes of the Guidelines. Of the six individuals on
directors and the analysis of the application of the            the Board, the related directors are Mr. Primo Podorieszach,
principles supporting this conclusion.                          who is the President of the Corporation, Mr. Tony Consalvo
                                                                who is the Chief Operating Officer of the Corporation, Mr.
                                                                Joseph Giuffre who is the Secretary and a legal advisor of the Corporation and Mr. Thomas Milley who is a legal
                                                                advisor of the Corporation. The unrelated directors are
                                                                free of any interest (other than shareholding), business or other relationship which could, or could reasonably be
                                                                perceived to, materially interfere with his ability to act with a view to the best interests of the Corporation.


TSX CORPORATE GOVERNANCE GUIDELINES                             THE CORPORATION'S APPROACH

4.       The board should appoint a committee, the              Given the stage of development of the Company, the
majority of whom are unrelated directors, with                  functions of such a committee are best served by the
responsibility for proposing new nominees to the board and      board as a whole.
assessing directors.

5.       Every board should implement a process for             The board is of the view that the Corporation's
assessing the effectiveness of the board as a whole, the        shareholders are the most important assessors of board
board's committees and individual directors.                    performance and that they provide the most effective,
                                                                objective assessment of the board's performance.

6.       Every Corporation should provide an orientation        The Corporation does not provide a formal orientation
and education program for new recruits to the board.            and education program for new directors but provides
                                                                new directors with an information package concerning
                                                                the Corporation, director responsibility and director
                                                                liabilities.  New directors will also be given an
                                                                opportunity to familiarize themselves with the
                                                                Corporation, the current directors and members of
                                                                management.

7.       Every board should examine its size and, where         The Board considers its size, in light of the
appropriate, undertake a program to reduce the number of        Corporation's stage of development, to be appropriate.
directors.

8.       The board should review the compensation of            The Corporation has established a Compensation
directors to ensure it adequately reflects the                  Committee to review the compensation paid to directors.
responsibilities and risks involved in being an effective
director.

9.       Committees of the board should generally be            The current committees of the board consist of an Audit
composed of outside directors, a majority of whom are           Committee and a Compensation Committee, the majority of
unrelated directors.                                            the members are outside and related directors. With the
                                                                addition of two new outside directors, the Corporation
                                                                plans to reorganize its committees to be composed of a
                                                                majority of outside unrelated directors.

                                                                The Audit Committee currently consists of two outside
                                                                directors of which one is an unrelated director.
                                                                Following the Annual and Special Meeting, it is
                                                                contemplated that a new Audit Committee will be appointed
                                                                and will consist of three outside, unrelated directors.
                                                                The role of the Audit Committee is to oversee the
                                                                Corporation's financial reporting obligations, financial
                                                                systems and disclosure and to act as a liaison between
                                                                the board and the Corporation's auditors. The activities
                                                                of the Audit Committee typically include reviewing
                                                                quarterly and annual financial statements, ensuring that
                                                                internal controls over accounting and financial systems
                                                                are maintained and that accurate financial information
                                                                is disseminated to shareholders, reviewing the results
                                                                of internal and external audits and any change in
                                                                accounting procedures or policies, and evaluating the
                                                                performance of the Corporation's auditors.

TSX CORPORATE GOVERNANCE GUIDELINES                             THE CORPORATION'S APPROACH

                                                                The Compensation Committee consists of two outside
                                                                directors, one of whom is related. The role of the
                                                                Compensation Committee is primarily to administer the
                                                                Corporation's Stock Option Plan and to determine the
                                                                remuneration of executive officers.

10.      Every board should expressly assume                    The entire board is responsible for developing and
responsibility for, or assign to a committee, the general       implementing the Corporation's approach to governance
responsibility for, developing the Corporation's approach       issues.
to governance issues.

11.      The board, together with the CEO, should develop       The board and the CEO have not, to date, developed
position descriptions for the board and for the CEO,            formal, documented position descriptions for the Board
involving the definition of the limits to management's          and the CEO defining the limits of management's
responsibilities. In addition, the board should approve or      responsibilities. The board is currently of the view
develop the corporate objective which the CEO is                that the respective corporate governance roles of the
responsible for meeting.                                        board and management, as represented by the CEO, are
                                                                clear and that the limits to management's responsibility
                                                                and authority are reasonably well-defined.

                                                                The board is responsible for approving long-term strategic plans and annual operating plans recommended by
                                                                management. Board consideration and approval is also
                                                                required for all material contracts and business
                                                                transactions and all debt and equity financing proposals.
                                                                The board is also responsible for senior executive
                                                                recruitment and compensation.

                                                                The board delegates to management, through the CEO,
                                                                responsibility for meeting defined corporate objectives,
                                                                implementing approved strategic and operating plans,
                                                                carrying on the Corporation's business in the ordinary
                                                                course, managing the Corporation's finances, evaluating
                                                                new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also
                                                                looks to management to furnish recommendations respecting
                                                                corporate objectives, long-term strategic plans and annual operating plans.

12.      Every board should have in place appropriate           The board believes the Corporation is well served and the
structures and procedures to ensure that the board can          independence of the board from management is not
function independently of management.                           compromised. The board does not have, and does not
                                                                consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that
                                                                the board can function independently of management.
                                                                Following the Annual and Special Meeting, if all
                                                                management nominees are elected as directors of the
                                                                Company, only two of seven directors will be management to ensure more independence on the Board of Directors.

TSX CORPORATE GOVERNANCE GUIDELINES                             THE CORPORATION'S APPROACH


13.      The audit committee of every board of directors        The majority of the  members of the Audit Committee are
should be composed of only outside directors.  The roles        outside directors and one of the members is unrelated.
and responsibilities of the audit committee should be           Following the Annual and Special Meeting, if all of
specifically defined.                                           management's nominees are appointed, the board intends to
                                                                reorganize its Audit Committee to be composed of outside
                                                                unrelated directors. The role of the Audit Committee is
                                                                described in Item 9 above.

14.      The board of directors should implement a system       Each member of the board understands that he/she is
which enables an individual director to engage an outside       entitled to seek the advice of an independent expert at
advisor at the expense of the Corporation.                      the expense of the Corporation if he/she considers it
                                                                warranted under the circumstances.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Company since 1990.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since April 1, 2003 any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation, at any time since the beginning of the Corporation's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

NORMAL COURSE ISSUER BID

The TSX approved the acquisition, pursuant to a normal course issuer bid, of up to 397,758 common shares of the Corporation commencing May 20, 2004 and expiring May 19, 2005 (the "Issuer Bid"). The number of shares approved for acquisition pursuant to the Issuer Bid represents approximately 5% of the Corporation's issued shares at the time the bid was made. To date, no purchases have been made pursuant to the Issuer Bid, however any purchases that will be made pursuant to the Issuer Bid will be effected only by way of open market purchases through the facilities of the TSX in accordance with its bylaws and rules. The price paid for shares purchased will be the market price of the shares at the time of acquisition.

The directors of the Corporation are of the view that if the current market price of the common shares of the Corporation does not reflect the inherent value of the Corporation the directors may utilize a normal course issuer bid to repurchase some of its common shares through the Exchange which represents an appropriate use of funds and will also improve the liquidity in the Corporations' common shares.

To the knowledge of the directors and senior officers of the Corporation, no associates of a director or senior officer of the Corporation, persons acting jointly or in concert with the Corporation, intend to sell any common shares pursuant to the Issuer Bid.

During the period of the Issuer Bid, directors or senior officers of the Corporation may sell their shares of the Corporation. To the extent the Corporation is aware that the directors or senior officers are selling, the Corporation will not be in the market at the time these individuals sell.

No shares were purchased pursuant to the normal course issuer bid approved by the TSX for the period of April 22, 2003 to April 21, 2004.

Copies of the Notice of Intention to make a Normal Course Issuer Bid as filed with the TSX are available without charge from the Corporation's office at Suite 355, 10333 Southport Road S.W., Calgary, Alberta T2W 3X6.

PARTICULARS OF MATTERS TO BE ACTED UPON

ADVANCE SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED SHARE CAPITAL

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 7,955,153 common shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on August 17, 2004 would not exceed 7,955,153 common shares, or 100% of the Corporation's issued and outstanding shares as at July 12, 2004.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)  it must be substantially with parties at arm's length to the Corporation;

(b)  it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:



               Market Price                  Maximum Discount

               $0.50 or less                 25%

               $0.51 to $2.00                20%

               Above $2.00                   15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

          "RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing August 17, 2004 of such number of securities that would result in the Corporation issuing or making issuable 7,955,153 common shares as more particularly described in and subject to the restrictions described in the Corporation's Information Circular dated July 14, 2004 is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms.

An ordinary resolution requires the approval of a simple majority of the votes cast by the shareholders of the Corporation, who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: JULY 14, 2004



"Primo Podorieszach" (signed)               "Shelley Samec" (signed)

Primo Podorieszach,                         Shelley Samec
Chief Executive Officer                     Chief Financial Officer

                                      PROXY
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
    OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "CORPORATION")

TO BE HELD AT THE Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta ON MONDAY, AUGUST 16, 2004, AT 10:00 AM (LOCAL TIME)

THE UNDERSIGNED MEMBER ("Registered Shareholder") of the Corporation hereby appoints Primo Podorieszach, President of the Corporation, or failing this person, Tom Milley, Director of the Corporation, or in the place of the foregoing, ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

                                                                FOR     WITHHOLD

1.  To appoint KPMG LLP as Auditors of the Corporation         _____     _____

                                                                FOR     AGAINST

2.  To determine the number of Directors at SEVEN (7)          _____     _____

                                                                FOR     WITHHOLD

3.  To elect as Director, PRIMO PODORIESZACH                   _____     _____

4.  To elect as Director, TONY CONSALVO                        _____     _____

5.  To elect as Director, DOUGLAS FARMER                       _____     _____

6.  To elect as Director, THOMAS MILLEY                        _____     _____

7.  To elect as Director, JOSEPH GIUFFRE                       _____     _____

8.  To elect as Director, PATTI RUNNALLS                       _____     _____

9.  To elect as Director, NORMAND COURNOYER                    _____     _____


                                                                FOR     AGAINST

10. To approve, in advance, the issuance by the
Corporation in one or more private placements during
the 12 month period commencing August 17, 2004 of such
number of securities that would result in the
Corporation issuing or making issuable a number of
common shares aggregating up to 100% of the number of
issued and outstanding common shares as at July 12,
2004 as more particularly described in and subject to
the restrictions described in the Corporation's
Management Proxy Circular dated July 14, 2004.                 _____     _____

                                                                FOR     AGAINST

11. To transact such other business as may properly
    come before the meeting.                                   _____     _____


The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:            __________________________________________________________

Please Print Name:    __________________________________________________________

Date:                 __________________________________________________________

Number of Shares
Represented by Proxy: __________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by July 26, 2004.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

--------------------------------------------------------------------------------
To be represented at the Meeting, this proxy form must be received at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than twenty-four (24) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

                            CIBC MELLON TRUST COMPANY
                         PROXY DEPT. 600 THE DOME TOWER
                          333 - 7TH AVENUE, SOUTH WEST
                               CALGARY, AB T2P 2Z1
                               FAX: (403) 264-2100

--------------------------------------------------------------------------------

                            ANNUAL RETURN CARD FORM
                   (REQUEST FOR INTERIM FINANCIAL STATEMENTS)


TO:     REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
        ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Corporation") CUSIP NO. 18145N 10 7


National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to CIBC MELLON TRUST COMPANY, 320 BAY STREET, PO BOX 1, TORONTO, ON M5H 4A6 ATTENTION: MR. DONALD SANTINI

                           ***************************


Name of Registered/
Non-Registered Shareholder:                 ____________________________________
                                                        (Please print)

Address:                                    ____________________________________

                                            ____________________________________

Postal Code:                                ____________________________________


SIGNATURE:  _______________________________

DATE:       _______________________________




                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (PLEASE CIRCLE)

        SHAREHOLDER OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.


                          *****************************

           CIBC MELLON GLOBAL SECURITIES SERVICES COMPANY     [CIBC MELLON LOGO]
                                CIBC MELLON TRUST COMPANY



July 19, 2004


British Columbia Securities Commission             Alberta Securities Commission
Ontario Securities Commission                      The Toronto Stock Exchange


Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 CONFIRMATION OF MAILING

On July 19, 2004, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

     1.   Notice of Meeting / Information Circular
     2.   Instrument of Proxy
     3.   2004 Annual Report
     4.   Supplemental Return Card
     5.   Return Addressed Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY


"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com


      600 The Dome Tower o 333-7th Avenue S.W. Suite 600 o Calgary, A.B. o
                T2P 2Z1 o Tel 403.232.2400 o www.cibcmellon.com

  CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company
              are licensed users of the CIBC and Mellon trademarks.

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS


REPORTING ISSUER NAME:        ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                              --------------------------------------------------

PARTICIPATION FEE FOR THE
FINANCIAL YEAR ENDING:        MARCH 31, 2004
                              --------------------------------------------------


COMPLETE ONLY ONE OF 1, 2 OR 3:

1.  CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of
the issuer's most recent financial year                                                  7,955,153

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)
(ii)(A) or (B) of the Rule)                                                            X $1.13
                                                                                         ----------
Market value of class or series                                                        = $8,989,323
                                                                                                         $8,989,323(A)
                                                                                                         -------------

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the
financial year)                                                                                          __________(A)

Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):                                                   __________(B)
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]

(Repeat for each class or series of corporate debt or preferred shares)                                  __________(B)

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY
SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) =                                    $8,989,323
                                                                                                         ----------

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                                                  $1,000
                                                                                                             ------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable        x    Number of months remaining in financial year
                                year or elapsed since most recent financial year
                                ------------------------------------------------
                                                   12

Late Fee, if applicable                                                                                  __________
(please include the calculation pursuant to section 2.9 of the Rule)


2.  CLASS 2 REPORTING ISSUERS (OTHER CANADIAN ISSUERS)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                                             __________

Contributed surplus                                                                                      __________

Share capital or owners' equity, options, warrants and preferred shares (whether
such shares are classified as debt or equity for financial reporting purposes)                           __________

Long term debt (including the current portion)                                                           __________

Capital leases (including the current portion)                                                           __________

Minority or non-controlling interest                                                                     __________

Items classified on the balance sheet between current liabilities and
shareholders' equity (and not otherwise listed above)                                                    __________

Any other item forming part of shareholders' equity and not set out specifically
above                                                                                                    __________

TOTAL CAPITALIZATION                                                                                     __________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                                                     __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable        x   Number of months remaining in financial year
                                year or elapsed since most recent financial year
                                ------------------------------------------------                         __________
                                                      12

Late Fee, if applicable (please include the calculation pursuant to section 2.9
of the Rule)                                                                                             __________

3.  CLASS 3 REPORTING ISSUERS (FOREIGN ISSUERS)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the
reporting issuer's most recent financial year                                       __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class
or series of securities were traded in that financial year.                    X    __________

Percentage of the class registered in the name of, or held beneficially by, an
Ontario person                                                                 X    __________

(Repeat the above calculation for each class or series of equity or debt
securities of the reporting issuer)                                            =                         __________

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF SECURITIES)                                __________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                                                             __________

Contributed surplus                                                                                      __________

Share capital or owners' equity, options, warrants and preferred shares (whether
such shares are classified as debt or equity for financial reporting purposes)                           __________

Long term debt (including the current portion)                                                           __________

Capital leases (including the current portion)                                                           __________

Minority or non-controlling interest                                                                     __________

Items classified on the balance sheet between current liabilities and
shareholders' equity (and not otherwise listed above)                                                    __________

Any other item forming part of shareholders' equity and not set out specifically
above                                                                                                    __________

Percentage of the outstanding equity securities registered in the name of, or
held beneficially by, an Ontario person                                        X                         __________

CAPITALIZATION                                                                                           __________

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                                                     __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable       x    Number of months remaining in financial year
                                year or elapsed since most recent financial year
                                ------------------------------------------------                         __________
                                                       12

Late Fee, if applicable                                                                                  __________
(please include the calculation pursuant to section 2.9 of the Rule)

                             NOTES AND INSTRUCTIONS

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.